UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For dissemination in the U.S. only

Launch of a retail bond

September 28, 2011 – 8:00 am CET

DELHAIZE GROUP ANNOUNCES THE LAUNCH OF AN OFFER TO THE PUBLIC

OF 7-YEAR BONDS IN BELGIUM AND THE GRAND DUCHY OF LUXEMBOURG

FOR A MINIMUM AMOUNT OF EUR 250 MILLION

BRUSSELS, Belgium, September 28, 2011 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it will offer 7-year non subordinated bonds due 2018 (the “Bonds”) for a minimum amount of EUR 250 million. The Bonds will bear interest at a fixed annual gross rate of 4.250%.

Delhaize Group intends to use the net proceeds from this issue for working capital needs, capital expenditures and general corporate purposes, and, for a part, to re-finance existing debt, including the indebtedness of Delta Maxi following our recent acquisition.

The Bonds will be offered via an offer to the public in Belgium and in the Grand Duchy of Luxembourg (the “Bond Offering”).

The key features of the Bond Offering can be summarised as follows:

• Issuer:	Etablissement Delhaize Frères et Cie ‘Le Lion’ (Groupe Delhaize) SA/NV
• Aggregate Nominal Amount:	Minimum EUR 250 million
• Format:	Dematerialised Bonds governed by Belgian law
• Denomination:	EUR 1 000
• Issue Price:	101.867%
• Issue Date and Payment Date:	October 19, 2011
• Maturity Date:	October 19, 2018
• Coupon:	4.250% (gross) to be paid each year on October 19
• Right to redemption at Maturity:	100% of the principal amount
• Status and Ranking:	Senior unsubordinated bonds
• Guarantee:	The Bonds will fall within the scope, and benefit from, the cross guarantee agreement dated May 21, 2007 among the Issuer, Delhaize US Holding, Inc., Delhaize America, LLC and substantially all of the Delhaize America’s subsidiaries, as amended, supplemented or updated from time to time and governed by the laws of the State of New York (the “Cross Guarantee Agreement”).
• Listing	Euronext Brussels (regulated market)

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2011, Delhaize Group’s sales network consisted of 2 842 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the second quarter of 2011, Delhaize Group employed approximately 143 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

IMPORTANT INFORMATION

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Bonds, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

This announcement is not for release, directly or indirectly, in any jurisdiction where to do so would be unlawful. The Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended from time to time (the “U.S. Securities Act”) or any U.S. state securities laws, and, unless so registered, may not be offered or sold in the United States or to U.S. persons (as such term is defined in regulation S under the U.S. Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. The issuer has not registered, and does not intend to register, any portion of the offering in the United States, and does not intend to conduct a public offering of securities in the United States.

In the European Economic Area, other than Belgium and the Grand Duchy of Luxembourg, this announcement is only addressed to and is only directed at qualified investors within the meaning of directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”).

No announcement or information regarding the Bonds Offering or the Issuer may be disseminated to the public in jurisdictions other than Belgium and the Grand Duchy of Luxembourg where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of Bonds in any jurisdiction outside of Belgium and the Grand Duchy of Luxembourg where such steps would be required. The distribution of this announcement and the offering of Bonds described in this announcement may in certain jurisdictions be restricted by law. Accordingly, persons reading this announcement should inform themselves about and observe any such restrictions. The Issuer is not liable if these restrictions are not complied with by any person.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about raising funds through an offering of bonds and the use of proceeds of such bond offering, strategic options, future strategies and the anticipated benefits of those strategies , are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. There is no assurance that Delhaize Group will successfully complete the Bond Offer as presently intended. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the financial markets, the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2010 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 28, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President